Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of DCP Midstream Partners, LP on Form S-3 of our report dated February 29, 2012 related to the combined financial statements of the Southeast Texas Midstream Business as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the preparation of the combined financial statements from the separate records maintained by DCP Midstream, LLC), appearing in the Current Report on Form 8-K/A of DCP Midstream Partners, LP dated May 31, 2012, incorporated by reference in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Denver, Colorado

July 11, 2012